Exhibit 99.2

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Financial and Operational Results for the Third Quarter Ending 30 June 2018

GW Overview

GW was founded in 1998 and is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW has established the world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise.

The Company’s lead cannabinoid product is Epidiolex®, a pharmaceutical oral formulation of cannabidiol (CBD), for which GW retains global commercial rights. Epidiolex was approved by the FDA on June 25, 2018 for the treatment of seizures associated with Lennox-Gastaut syndrome (LGS) or Dravet syndrome, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. GW expects to make Epidiolex available to U.S. patients in Fall 2018, following re-scheduling which is expected to occur within 90 days of FDA approval. In Europe, the Company submitted an application to the European Medicines Agency (EMA) in December 2017 and expects an outcome of this review process in the first quarter of 2019. GW has received Orphan Drug Designation from the FDA for Epidiolex for seizures associated with LGS, Dravet syndrome and Tuberous Sclerosis Complex (TSC), GW has also received Orphan Designation from the EMA, for Epidiolex for Dravet syndrome, LGS, and TSC. The Company continues to develop Epidiolex for additional rare childhood-onset epilepsy disorders including TSC and in autism spectrum disorders (ASD).

Previously, GW developed the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in numerous countries outside the United States. In the U.S., GW has full commercial rights to this product and plans to meet with the FDA in the second half of 2018 to discuss data from the completed Phase 3 trials in Europe and to determine a regulatory pathway in the U.S.

GW has a deep pipeline of additional cannabinoid product candidates focusing primarily on orphan childhood-onset neurologic conditions and oncology. The Company’s pipeline includes research in autism spectrum disorders, or ASD using both CBD and cannabidivarin, or CBDV. GW reported positive Phase 2 data for its CBD:THC product in the treatment of glioblastoma multiforme. GW has also reported positive Phase 2 data in schizophrenia. In addition, GW has received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encephalopathy, or NHIE, for which a Phase 1 study has been completed.

Epidiolex (cannabidiol) Oral Solution

Following an April 19, 2018 FDA Advisory Committee unanimous vote (13 to 0) in favor of supporting the approval, Epidiolex was approved by the FDA on June 25, 2018 for the treatment of seizures associated with LGS or Dravet syndrome, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Following the approval, the FDA confirmed orphan drug exclusivity for Epidiolex and granted GW a rare pediatric disease voucher.

FDA Approval for LGS and Dravet Syndrome

LGS is a form of epilepsy with multiple types of seizures, particularly tonic (stiffening) and predominantly drop seizures which were defined as atonic, tonic or tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface. Seizures due to LGS are hard to control and they generally require life-long treatment as LGS usually persists into the adult years. Historically patients with LGS have had few effective treatment options. Intellectual and behavioral problems associated with LGS are common and add to the complexity of this syndrome and the difficulties in managing life with LGS. Drug resistance is one of the main features of LGS.

GW has reported results from two LGS Phase 3 pivotal studies, both achieving the primary endpoint of a median reduction in monthly drop seizures compared with placebo. The first study compared a single Epidiolex 20 mg/kg dose arm to placebo in 171 patients (p=0.0135) and the second compared both a 20 mg/kg and 10 mg/kg Epidiolex dose arm to placebo in 225 patients (p=0.0047 and p=0.0016 respectively). In January 2018, the single-dose LGS trial was published in The Lancet and in May 2018, the second multi-dose trial was published in The New England Journal of Medicine.

Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Prognosis is poor and death occurs before the age of 10 years in 3 out of 4 people (73 percent) with Sudden Unexpected Death in Epilepsy or SUDEP the likely cause in nearly half of those deaths. Patients develop intellectual disability and life-long ongoing seizures. There are currently no FDA-approved treatments specifically indicated for Dravet syndrome.

GW has reported results from the first Phase 3 pivotal efficacy and safety study in 120 patients, achieving the primary endpoint of a median reduction in monthly convulsive seizures compared with placebo (p=0.012). In May 2017, this trial was published in The New England Journal of Medicine.

Epidiolex demonstrated an acceptable safety profile in these Phase 3 pivotal trials. Across the Epidiolex development program, the most common reported adverse reactions that occurred in Epidiolex-treated patients were somnolence; decreased appetite; diarrhea; transaminase elevations; fatigue, malaise, and asthenia; rash; insomnia, sleep disorder and poor quality sleep; and infections. The Company’s development program represents the only well-controlled clinical evaluation of a cannabinoid medication for patients with LGS and Dravet syndrome.

GW is conducting a second Phase 3 trial of Epidiolex in Dravet syndrome. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20 mg/kg per day and at 10 mg/kg per day. Enrollment is complete in this trial at 186 patients with data expected in the fourth quarter of 2018.

Open Label Extension

All patients in the randomized controlled clinical trials who completed the treatment period were eligible to enroll in a long-term open label extension trial. 95 percent of patients who have completed the pivotal treatment period have elected to enroll in the open label extension.

Epidiolex EU Regulatory

In Europe, GW has submitted a marketing authorization application in December 2017 for both the Dravet syndrome and LGS indications. This application has been validated by the EMA and the outcome is expected in first quarter of 2019.

GW has received Orphan Designation from the EMA for Epidiolex for Dravet syndrome, LGS, and TSC.

Epidiolex Follow-On Target Indication:TSC

TSC is a genetic disorder that causes developmental changes in the nervous system and skin, as well as the formation of non-malignant tumors in multiple organ systems, primarily in the brain, eyes, heart, kidney, skin and lungs. The most common symptom of TSC is epilepsy, which occurs in 75 to 90 percent of patients, about 70 percent of whom experience seizure onset in their first year of life. There are significant co-morbidities associated with TSC including cognitive impairment, autism spectrum disorders and neurobehavioral disorders.

A number of patients with TSC have been treated with Epidiolex in the expanded access program. Treatment experience in 18 TSC patients with refractory epilepsy from the Massachusetts General Hospital for Children enrolled in the expanded access program has been published in Epilepsia (Hess et al - 2016). The findings from this study suggest that cannabidiol may be an effective and well-tolerated treatment option for patients with refractory seizures in TSC.

GW is progressing a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo which is expected to recruit a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizure types include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures. Data from this trial is expected in the first half of 2019. Subject to positive results, GW would expect to submit a supplemental NDA (sNDA) for Epidiolex in TSC in the second half of 2019.

Epidiolex Manufacturing

GW manufactures Epidiolex through utilization of in-house and external third-party facilities for various steps in the production process. The Company has expanded various parts of the production process both in-house and with external third parties in readiness for commercial launch. As part of the NDA review, the FDA inspections of the Company’s manufacturing facilities were successfully completed and did not result in any Form 483 observations. GW is continuing to expand its Epidiolex manufacturing capacity in anticipation of post-U.S. launch and EU demand.

Epidiolex Commercialization

U.S. Commercial Operation Status

In the U.S., GW’s commercial organization operates under the name, Greenwich Biosciences, Inc.

With Epidiolex approved by the FDA and as the Company awaits DEA rescheduling, the U.S. commercial team now has completed the build-out of an experienced commercial organization consisting of sales, medical affairs and marketing and market access/payor teams. The U.S. sales team includes two National Directors and eight Regional Managers plus 66 Neurology Account Managers that will target approximately 5,000 physicians who may treat patients with LGS or Dravet syndrome. The Company had a dramatic response to these available commercial positions and feels that the current team is drawn from the best qualified and most experienced professionals from the epilepsy and rare disease industry.

In advance of U.S. product launch, the Company has set a list price per 100 mL bottle of $1,235. Based on anticipated dosing and patient weight assumptions, we believe that this translates to a weighted average gross price in the first year of $32,500, which is in line with other branded anti-epileptic drugs used to treat these conditions. Our general pricing approach has been discussed with the payor community who appears supportive of the rationale that Epidiolex should be priced in line with the other branded anti-seizure therapies prescribed for these intractable patients. The analyses of the direct cost burden associated with LGS and Dravet syndrome in the U.S. showed a substantial cost burden for both conditions and further highlights the need for this new therapeutic option. A comprehensive patient support program is in development to help provide resources which may lower patients’ out-of-pocket costs, or provide product at no cost to eligible patients.

Preparations with the payor community have been active and detailed reviews with major payor’s have been completed. This activity, which includes individual one on one and advisory board interactions with a wide variety of payors and insurance programs, including most of the larger commercial and state/federal payors, is designed to gather insights ahead of commercial launch. A number of one-on-one meetings have also taken place with payors and Pharmacy Benefit Managers, or PBM’s and with Centers for Medicare & Medicaid Services, or CMS. Given the significant pediatric population that may likely try Epidiolex, CMS will be an important payor. To date, the Greenwich team have presented to plans that cover over 80% of commercial covered lives in the U.S. The Company believes that this advance work has generated a meaningful level of understanding that the Company feels is encouraging regarding formulary coverage and reimbursement decision making.

The Company has now finalized the U.S. supply chain platform which will employ a closed model distribution network of Specialty Pharmacy Providers (SPP’s). These providers range from those that have retail distribution in all 50 States, in addition to a Medicaid dedicated SPP and other SPP’s that have a large pharmacy benefit network for SPP distribution for the majority of the insurers in the U.S. These SPPs will process the prescription initiated in the physician’s office and ship directly to the patient or caregiver. The Company is also employing a central “Hub” that offers the optional support of benefit verification, SPP selection, and prior-authorization management as and when needed.

The Company has also expanded its Medical Information team to include an innovative, in-house support center for both caregivers and providers. The Company believes this level of direct support is an important offering that can provide high-quality, consistent information in an empathetic manner during the launch and post-launch phases. This team will be tasked with responding quickly, consistently, and accurately to medical inquiries and optimize the customer experience. This center will also align with the Physician Hub and Specialty Pharmacy network for as seamless customer experience.

The Epidiolex U.S. marketing team have now concluded a comprehensive program of physician and patient audience research. This includes research conducted in the last month on physician response to the approved label. Importantly, this research confirms that the approved label appears to have been received well in terms of efficacy description, dosing instructions and understanding of safety profile. Some of the important findings from this research includes:

•	Physicians universally characterized Epidiolex as first in a new class of anti-epileptic drug,
•	Physicians suggested the FDA approval would ensure quality control and consistency and saw little reason to consider non-FDA approved CBD products,

•	Many physicians positioned Epidiolex as an early adjunctive option, and,

•	Physicians expect that the high level of caregiver awareness and interest will be a driver in adoption.

The U.S. marketing team has also been carrying out numerous education initiatives with one such example being the launch of two important educational websites, one focused on both the physician and patient communities located at CannabinoidClinical.com and the other for the patient communities located at Takeonepilepsy.com.

Approximately 1,200 patients from the expanded access program and open label extension from the pivotal trials are currently receiving Epidiolex in the form of clinical research product. The Company will embark on a systematic program to help ensure these patients access to commercial product, and most importantly to ensure continuity of treatment. As such, the Company will be focusing initially on new patients with immediate need of Epidiolex prescriptions, and over time, likely by mid-2019, begin working with physicians to commence migration of these existing patients to commercial product.

The Company will continue to disseminate important scientific data from the Epidiolex clinical program through data presentations at important medical congresses. These presentations are integral to the efficient education of treating physicians and for payors as they determine reimbursement policy. The Company believes there is significant expectation and anticipation for Epidiolex due to the level of awareness in both the patient/caregiver and physician communities, and that its pre-launch initiatives to date and those planned for launch, will support demand for the product in the LGS and Dravet communities.

Europe Commercial Operation Status

The Company continues to make good organizational progress towards the commercialization of Epidiolex in Europe. We continue to expect an outcome to the EMA regulatory review in Q1 2019 and are planning for launches in the five major European markets in 2019. An experienced and epilepsy disease expert GW commercial leadership team is now fully recruited and in place. This team is focused on progressing the necessary pricing and reimbursement, medical and pre-commercial activities required to deliver a successful Europe launch. In particular significant progress is now being made on building out the local country organizations in the five major European markets. This first wave of local recruitment is very much focused on leadership and specifically medical staff. Medical affairs activities are progressing well with national advisory boards now completed in all the major markets and significant presence and data exposure at key European and National Congresses.

Epidiolex Intellectual Property

In addition to seven years of orphan exclusivity plus the expected six-month pediatric extension, GW seeks to protect Epidiolex through the expansion of its patent portfolio. GW’s patent portfolio relating to the use of CBD in the treatment of epilepsy includes 21 distinct patent families which are either granted or filed. Most of the patent families in this portfolio claim the use of CBD in the treatment of particular childhood epilepsy syndromes, seizure sub-types and interactions with other concomitantly dosed anti-seizure drugs. To date, this has resulted in eight patents granted by the United States Patent and Trademark Office (USPTO) including claims which include the use of CBD for the treatment of convulsive seizures associated with both LGS and Dravet syndrome, as well as the use of CBD with clobazam and the teaching that dose adjustment may be needed when concomitantly prescribed. Some of these patents are directly aligned with the Epidiolex label and will be listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book). These patents have expiry to 2035. The Company continues to identify novel findings and submit patent applications resulting from the Epidiolex development program and expects additional grants from these applications.

Cannabidiol Formulation Development

In addition to the initial launch formulation, GW continues to develop additional formulations of CBD as part of its life cycle management plan. As well as developing an improved oral solution, the Company is developing a capsule to provide more convenient administration, particularly for adults and older children across our target indications. An intravenous formulation is also under development, which is intended to provide short-term replacement or emergency therapy for patients unable to take the oral solution while hospitalized.

Pipeline Beyond Epidiolex for Treatment-Resistant Epilepsy

Sativex® (nabiximols) in the U.S.

Sativex is an oromucosal spray of a formulated extract that contains the principal cannabinoids CBD and THC in a 1:1 ratio (as well as specific minor cannabinoids and other non-cannabinoids). GW has received regulatory approval for Sativex in MS spasticity in 28 countries outside the US. The product is marketed outside the US via marketing partners.

In December 2017, GW reacquired full ownership from a former licensing partner of the U.S. development and commercialization rights to Sativex, which enables GW to develop, seek approval for, and commercialize Sativex in the United States.

GW expects to meet with the FDA in the second half of 2018 in order to determine the most efficient regulatory pathway to achieve a NDA for Sativex in the U.S. for the treatment of MS spasticity. The Company has already completed three positive Phase 3 trials in Europe for Sativex in MS spasticity.

Beyond an initial target US indication of MS spasticity, GW believes that Sativex has significant additional market potential through the development of additional follow-on indications. To date, GW has completed over 20 randomized, placebo-controlled trials of Sativex. As such, we believe that Sativex is a product with several late stage lifecycle opportunities.

Autism Spectrum Disorders (ASDs)

Many of the childhood-onset intractable epilepsy conditions within the Epidiolex expanded access program share considerable overlap with ASDs and these conditions often fall within the orphan disease space. Initial clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASDs such as deficits in cognition, behavior, and communication.

GW has evaluated the cannabinoids CBD and CBDV in both general and syndromic pre-clinical models of ASDs yielding promising signals on cognitive and social functioning endpoints as well as repetitive behaviors. These animal models include both genetically determined and chemically-induced models of neurobehavioral abnormalities, and include Rett syndrome and Fragile X syndrome among others.

Epidiolex for Rett Syndrome

GW is expanding its clinical evaluation in Rett Syndrome to now include Epidiolex. The Company believes, based on promising pre-clinical data and observations from the Company’s pivotal and expanded access studies, that CBD offers potential in treating ASDs and considers that Epidiolex offers the most rapid development path for patients that suffer from this very challenging condition. GW expects to submit an IND with the FDA in the fourth quarter of 2018 for a pivotal placebo-controlled, multi-dose trial in children with Rett syndrome.

CBDV (cannabidivarin) Development Program

In addition to Epidiolex, GW is working on various clinical initiatives for CBDV within the field of ASDs and has received Orphan Drug Designation from the FDA in the treatment of Rett syndrome.

CBDV has shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. In pre-clinical studies, CBDV was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. CBDV looks to be differentiated from CBD in four key ways: efficacy profile in seizure models, metabolic profile, pharmacological profile and differing physico-chemical characteristics.

A physician-led expanded access IND to treat seizures associated with autism has been granted by FDA in 10 patients and at this date, five patients have commenced treatment with initial data presentation expected at the AES Annual Meeting. In addition, an investigator led proof of principle 100-patient placebo-controlled trial in ASD is due to commence in the third quarter of 2018 and an open-label proof of principle study in Sydney, Australia evaluating CBDV in children with Rett syndrome and seizures in 30 patients.

Oncology

Beginning in 2007, GW has conducted substantial pre-clinical oncologic research on several cannabinoids in models of various forms of cancer including brain, lung, breast, pancreatic, melanoma, ovarian, gastric, renal, prostate and bladder.

In February 2017, GW completed a placebo-controlled Phase 2 study of a combination of CBD and THC in 21 patients with recurrent glioblastoma multiforme, or GBM, the most common and most aggressive brain cancer. This study evaluated a number of safety and exploratory efficacy endpoints and showed that patients with documented recurrent glioblastoma treated with CBD:THC as add-on therapy to dose-intense temozolomide had an 83 percent one-year survival compared with 44 percent for patients on placebo (plus dose-intense temozolomide) (p=0.042). Median survival time for the CBD:THC group was greater than 662 days compared with 369 days in the placebo group. Two year survival was 50 percent for patients treated with CBD:THC +TMZ versus 22 percent for patients treated with placebo + TMZ. Median survival time for the CBD:THC group was greater than 662 days compared with 369 days in the placebo group. In this study, CBD:THC was generally well tolerated. The results from this Phase 2 study were presented in a poster at the 2017 American Society of Clinical Oncology (ASCO) Annual Meeting. The Company has received Orphan Drug Designation from both FDA and EMA for its product for the treatment of glioblastoma.

GW believes that the signals of efficacy demonstrated in this study further reinforce the potential role of cannabinoids in the field of oncology. GW is now conducting molecular genetic analysis of patient glioblastoma tumor tissue as well as analysis of imaging and clinical parameters to optimize the design and probability of success of a future glioblastoma study.

GW’s portfolio of intellectual property related to the use of cannabinoids in oncology includes a number of issued patents and pending applications in both the U.S. and Europe. This portfolio is designed to protect the use of various cannabinoids individually or in combination, in the treatment of a variety of oncology-specific disorders and product formulations.

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury resulting from deprivation of oxygen during birth (hypoxia). GW estimates 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35 percent are expected to die in early life and 30 percent are expected to develop persistent neurologic disability. There are currently no FDA-approved medicines specifically indicated for NHIE.

GW has received Orphan Drug Designation and Fast Track Designation from the FDA for CBD for the treatment of NHIE. GW has also received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition. Under an IND, GW has completed a Phase 1 trial of GWP42003 in healthy volunteers for an intravenous CBD formulation in the treatment of NHIE. GW plans to consult with FDA on the most appropriate design for an efficacy and safety study in neonates.

Schizophrenia

GW’s cannabinoids have shown notable anti-psychotic effects in pre-clinical models of schizophrenia and in September 2015, GW announced positive top line results from an exploratory Phase 2a placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. GW is evaluating appropriate next steps regarding product development in schizophrenia with future research likely focused on pediatric orphan neuropsychiatric indications.